November 4, 2011

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington D.C. 20549

RE:	Comments regarding Solar Energy Initiatives, Inc.
Form 10K for the Fiscal Year Ended July 31, 2010
Filed November 15, 2010
Form 10Q for the Quarter Ended January 31, 2011
Form 10-Q for the Quarter Ended April 30, 2011 Filed June 20, 2011
File No. 333-148155

Dear Mr. Vaughn,

We have reviewed your comments and have the following responses:

Form 10-K for the Fiscal Year Ended July 31, 2010

Notes to Consolidated Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-8

-Business Combinations and Consolidations, page F-9

1.
We note your response to prior comment 2. As outlined in your response, please amend your July 31, 2010 Form 10-K and the October 31, 2010 Form 10-Q to remove the referral to the accounts receivable associated with factoring and securitization programs not recorded on the balance sheet.

Response

We acknowledge your comment and intend to amend the Form 10-K within ten business days to incorporate the above comment.

Note 13. Equity Method Investee, page 23

2.
We note your response to prior comment 2. We further note from your response that you held a 16% ownership in Martin’s Creek NC, LLC and that you accounted for your investment in Martin’s Creek NC, LLC as an equity investment as of July 31, 2010 due to the fact that you did not hold a majority voting interest. However, your analysis does not take into account that all of the other owners of this entity are related parties. Paragraph 810-10- 15-8 of the FASB Accounting Standards Codification states that “the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree” (emphasis added). Please specifically address how you considered the fact that the other owners of the entity are related parties in determining that you should account for your holdings in Martin’s Creek as an equity investment as of July 31, 2010 rather than consolidating this entity within your financial statements. Refer to FASB ASC 810-10.

Response:

Referring to FASB ASC 810-10-15-8, the Company understands the clarification and potential that the power to control the Martin’s Creek NC, LLC may exist with the related parties.  Therefore, the Company will restate its Form 10K for the year ended July 31, 2010, to reclassify the Martin’s Creek NC, LLC as a consolidated entity within the financial statements. We acknowledge your comment and intend to amend the Form 10-K within ten business days.

3.
Further to the above, please explain to us in more detail why you would only change the accounts entitled “investment in equity method investee” and “other receivable from equity method investee” to “investment in variable interest entity” and “other receivable from variable interest entity” within your amendments to your October 31, 2010 and January 31, 2011 Forms 10-Q to consolidate Martin’s Creek NC, LLC. Discuss why you would not eliminate these accounts and record Martin’s Creek NC, LLC asset and liabilities as of October 31, 2010 and January 31, 2011 after eliminating any intercompany transactions.

Response:

To clarify our suggested changes, we will amend the Forms 10Q for the quarters ended October 31, 2010 and January 31, 2011, to consolidate Martin’s Creek NC, LLC, as well as eliminate any intercompany transactions.  We intend to amend the Form 10-Qs within ten business days to incorporate the above comment.

Form 10-Q for the Quarter Ended April 30, 2011
Note 13. Stockholders’ Deficit, page F-16

4.
We note your response to prior comment 4. Your response does not fully address our comment. As previously requested, please explain to us in more detail how you accounted for these units at issuance including the racheted provisions during the nine months ended April 30, 2011.Cite the accounting literature relied upon and how you applied it to your situation.

Response:

The Company accounted for these units at issuance including the racheted provisions during the nine months ended April 30, 2011, by expensing the market price of the shares at issuance date.  There were no additional warrants issued in these units.  Since this was a negotiated settlement with consideration for the changes in terms of the ratchet provision we expensed the settlement costs.

Note 14. Martins Creek Solar NC, LLC, page F-18

5.
We note that you disposed of your interest in Martins Creek Solar NC, LLC in February 2011. Please explain to us how you accounted for the disposal of the investment and the associated deconsolidation of Martins Creek from your financial statements.

Response:

We accounted for the disposal of the investment and the associated deconsolidation of Martins Creek from your financial statements by eliminating all intercompany accounts, eliminating all investment and equity accounts from the consolidated financial statements and then booking all cash received as revenue and all remaining costs as cost of goods sold.

6.
Further to the above, you state that your loan to Martins Creek was repaid with the proceeds from the sale of Martins Creek. However, we note that the balance of the loan was $530,000 and the proceeds of the sale were $237,492. Please explain to us in greater detail how the loan was repaid. Clarify if any amounts from the loan were written off in connection with the sale and how you have reflected any loss from the write-off of the loan in the financial statements.

Response:

The remaining unpaid balance was assigned and transferred to the buyers as of the close date of the transaction.  The proceeds were not used to pay down the balance.  There were no amounts of the loan written off in connection with the sale.  We will amend our statement to clarify that the loan was transferred upon sale.

7.
Please explain to us in greater detail your disclosure that you recognized revenues and cost of sales on the project of $377,492 and $482,248, respectively. Tell us when such revenues and cost of sales were recognized. Explain how the operating loss for Martins Creek was funded.

Response:

We recognized revenues and cost of sales on the project of $377,492 and $482,248, respectively by booking all cash received as revenue and all remaining costs as cost of goods sold.  The revenues and costs associated with the project were recognized in the month the project was sold.  The operating loss was funded mainly through accounts payable and the loan.

8.	Please tell us how the sale of Martins Creek impacted that entity’s outstanding bank loan. Please also describe how the sale impacted your guarantees on such debt.

Response:

When the sale of Martin’s Creek NC, LLC was completed the new owners took over any remaining portion of the loan and the guarantors were all released from the bank loan.

Please contact Stephen Fleming, our attorney, with any further comments.  Mr. Fleming can be reached at 516-833-5034.

Sincerely,

/s/David Fann

David Fann,
Chief Executive Officer

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